SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            RYANAIR ANNOUNCES 7th NEW ROUTE FROM CORK TO CARCASSONNE

              INAUGURAL FLIGHTS TO EAST MIDLANDS AND GLASGOW TODAY

Ryanair, Europe's largest low fares airline today (Thursday, 13th December 2007) announced a 7th new route from its Cork base to Carcassonne which will operate three times weekly from the end of May until the first week in September. Today also sees inaugural Ryanair flights from Cork to East Midlands and Glasgow.

Announcing this summer route, Ryanair's Head of Communications, Peter Sherrard said;

        "We are delighted to announce a 7th route from our Cork base to Carcassonne. Our new routes to East Midlands and Glasgow Prestwick open today, making it cheaper and easier than ever before for passengers to travel between Cork and Britain. In the coming year, Ryanair carry over 1 million passengers on its seven routes from Cork, supporting 1,000 local jobs and generating a visitor spend of EUR150m.

        "To celebrate Ryanair's new Carcassonne route which goes on sale today on www.ryanair.com, we are offering 50,000 EUR10 seats on our routes from Cork to Dublin, East Midlands, Glasgow, Liverpool and London. We advise passengers to book today as bargains like this will be snapped up in record time".

Kevin Cullinane, Marketing Manager, Cork Airport said:

        "Cork Airport welcomes this latest addition to our ever expanding route network and Ryanair's confidence in our ability to deliver sustained profitable routes. This early Christmas present builds on our desire to offer increased connectivity to and from Cork Airport in the year ahead. I am confident the people of Munster will show their appreciation of this expansion by supporting the new route in large numbers."

Ends.                                      Thursday, 13th December 2007


For further information:

Peter Sherrard - Ryanair                  Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                    Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 December 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director